TECHNICAL REPORT

CORDERO PROJECT

CHIHUAHUA STATE

MEXICO

Prepared For

VALLEY HIGH VENTURES LTD.

and

LEVON RESOURCES LTD.

By

David G. Bailey, Ph.D., P.Geo.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

2795 Mountain Highway

North Vancouver

British Columbia V7J 2N4

CANADA

February 9, 2011

i	Levon Resources Ltd: Cordero Project

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

ii	Levon Resources Ltd: Cordero Project

11.	Soil geochemistry - As	Rear Pocket
12.	Induced polarization - chargeability at 100m	Rear Pocket
13.	Induced polarization - resistivity at 100m	Rear Pocket
14.	Induced polarization - chargeability at 300m	Rear Pocket
15.	Induced polarization - resistivity at 300m	Rear Pocket
16.	IMPULSE - magnetic susceptibility	Rear Pocket
17.	IMPULSE - EM	Rear Pocket
18.	IMPULSE - thorium-potassium ratio map	Rear Pocket
19.	Drill hole locations	Rear Pocket
20.	Drill assay section - 443340 Ag	Rear Pocket
21.	Drill assay section - 443340 Pb	Rear Pocket
22.	Drill assay section - 443340 Zn	Rear Pocket
23.	Drill assay section - 442650 Ag	Rear Pocket
24.	Drill assay section - 442650 Pb	Rear Pocket
25.	Drill assay section - 442650 Zn	Rear Pocket
26.	Drill assay section - 442650 Au	Rear Pocket
27.	Plan of proposed drill holes, central Cordero area	Rear Pocket

TABLES

1.	Mineral tenements of the Cordero project area
2.	Results of reassaying historical core
3.	CoroMex trenching results, 2007
4.	Levon-Valley joint venture trenching results
5.	Drill hole specifications, Cordero project
6.	Drill intersections

APPENDICES

1.	Analytical procedure.

2.	Review of Cordero blank, standard and duplicate assays.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 1	Levon Resources Ltd: Cordero Project

1.  SUMMARY

The Cordero project area, located in the southern part of Chihuahua State, Mexico, is held by Levon Resources Ltd. (‘Levon’) (51%) and Valley High Ventures Ltd. (‘Valley High’) (49%). Under a plan of arrangement, Levon will acquire Valley High by the issuance of one Levon share for the acquisition of each Valley High share. Shareholders of Valley High will also be issued 0.125 share of a new company for each Valley High share transferred to Levon. Mineral exploration properties held by Valley High, other than its interest in the Cordero project, will be transferred to the new company. Following share transference from Valley High to Levon, Levon will hold 100% of the Cordero

The Cordero project area is covered by claims held 100% by the joint venture and those under option, totaling an area of 19,884.2694 hectares. The project is easily accessible from the city of Chihuahua, 185 km to the north and from Hildago del Parral, about 35 km to the south. The terrain is of moderate topography with a dominantly xerophytic scrub cover. Although in a temperate to hot climatic regime, at an average altitude of about 1,350 metres above sea level, the area has cool to warm, dry winters and hot summer. Annual rainfall is about 20 cm of which most falls in the months of July - September. The main industry of the area is cattle ranching although the mining centres of Santa Barbara and San Francisco, near Parral to the south, can provide skilled labour for mining activities. The area is serviced by an all-weather sealed highway and high voltage electricity transmission lines pass within five kilometers of the Cordero project area.

Although artisanal mining has been active in the Cordero area for probably over 400 years, modern exploration only began in the 1950's when American Smelting and Refining Company (‘ASARCO’) erected a small mill and a flotation plant on the Cordero dome, with the intention of mining high grade silver mineralization that occurs within fracture zones cutting the dome. This venture did not succeed and ASARCO abandoned the project. From the late 1970's to the time that Coro Mining Corp. obtained the project, a number of companies have carried out exploration of the property including SEDEMEX (1978), Apex Silver Mines (1998) and Peñoles (2000). Exploration by these companies included some diamond drilling but, apart from some drill core that was relogged and sampled by Coro, no records appear to be available of this work. In 2006 CoroMex (a wholly owned subsidiary of Coro Mining Corp.) optioned tenements covering part of the Cordero area and initiated a program of geological mapping, soil sampling and some induced polarization surveying. CoroMex was acquired by Valley High in 2008 who then entered into a joint venture with Levon who funded ongoing exploration of the Cordero area.

The project area lies within the “basin and range” structural province of northern Mexico, a zone of back arc crustal extension that formed in response to subduction from the west under northern Mexico. A Precambrian basement that records Grenvillian deformation is overlain by Paleozoic and Mesozoic rocks, the latter being shelf sediments of calcareous sandstone, siltstone and limestone which, in the project area, comprise the Upper Cretaceous Mezcalera Formation. In Oligocene and Miocene times, these rocks were intruded and covered by felsic volcanic and high level plutonic rocks of mainly rhyolitic and rhyodacitic composition. Hydrothermal activity associated with this period of magmatism formed deposits of lead, zinc and silver and minor gold hosted by fracture zones and diatreme pipes. Hydrothermal alteration of the project area is dominated by sericitic and clay assemblages; silica alteration is generally poorly developed. Secondary calcite occurs in all Tertiary rocks, both as veins and veinlets and as replacements of silicate minerals. The geology of the property displays features that are also found at Goldcorp’s Peñasquito deposits, about 450 km to the south but within the same tectonic setting as Cordero.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 2	Levon Resources Ltd: Cordero Project

Exploration by the Levon - Valley High joint venture has consisted of soil sampling, trenching, minor gravity surveying, airborne geophysics, induced polarization surveying and diamond drilling. Results of soil sampling outline an northeasterly-trending area approximately 3 km x 1.5 km, centered over the Cordero dome. Geophysical survey results show that this area is also marked by a positive magnetic anomaly and high chargeability and high resistivity. Drilling has confirmed the existence of sulphide mineralization throughout this area, both as fracture fillings and as disseminations. Although the dominant sulphide species is pyrite, galena, sphalerite, arsenopyrite and sulphosalts occur in varying quantities. This mineral assemblage is silver-rich, silver probably occurring with the galena lattice as no silver sulphides have been recognized. Gold values are low relative to silver.

Sampling and analytical procedures conform to industry standards with established protocols in place to ensure the integrity of results.

No mineral reserves or resources have yet been defined within the property area.

It is recommended that further work be carried out to further knowledge of the northeastern Sanson area of the property and to undertake drilling over an area to the northeast of the Pozo de Plata diatreme within zones of induced polarization high chargeability and a low thorium/potassium anomaly indicative of hydrothermal alteration. Initial work consisting of induced polarization and soil geochemistry should also be carried out in the southwestern part of the property.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 3	Levon Resources Ltd: Cordero Project

2.  INTRODUCTION

Levon Resources Ltd. (“Levon”) and Valley High Ventures Ltd. (‘Valley High’), incorporated companies listed on the TSX-V stock exchange, have requested the author to provide them with a technical report on the Cordero project that complies with the requirements of National Instrument 43-101. The Cordero project is subject to a joint venture between Levon (51% and operator) and Valley High (49%). Levon proposes to acquire 100% of Valley High by exchanging each Valley High share for a Levon share under a plan of arrangement whereby Levon will own 100% of the Cordero project. Valley High’s other projects will be placed into a new company and Valley High’s shareholders will receive 0.125 share of the new company for every Valley High share acquired by Levon. This report is required to provide technical qualification of the transaction with respect to the Cordero project.

Information for this report is derived from a previous technical report written to National Instrument 43-101 standard for Valley High (Pauwels, 2008), drill logs and analytical certificates provided by Levon, a petrographic study of drill core samples (Le Couteur, 2010), a quality assurance/quality control evaluation undertaken by AMEC of Sparks , Nevada (Reid, 2009), a report and data of an induced polarization geophysical survey carried out by SJ Geophysics Ltd. (Cervantes and Jego, 2009) and an airborne IMPULSE survey by Aeroquest (Aeroquest, 2010). A field inspection of the project area was undertaken by the author on February 2, 2011 during which time drill core, sample control, preparation and security, geology and other aspects of the Cordero project were examined.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 4	Levon Resources Ltd: Cordero Project

3.  RELIANCE ON OTHER EXPERTS

The author has relied on the legal opinion of Kunz Abogados, S.C., a legal firm located in Mexico City, Mexico, with regard to property titles of the Cordero project area. The writer has viewed agreements relevant to mineral property title but has not examined the title certificates themselves.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 5	Levon Resources Ltd: Cordero Project

4.  PROPERTY DESCRIPTION AND LOCATION

The Cordero project is located in Chihuahua State in North Central Mexico approximately 180km south of the city of Chihuahua, and approximately 40km north of the mining town of Hidalgo del Parral (Figure 1). The mining claims (concesionas mineras) cover approximately 19,884 hectares, listed in Table 1 below.

The property is in three parts; two parts are optioned from local title holders (the Herrera Agreement and the Jandrina Agreement) while the third, known as the Sanson concessions, is wholly owned by Valley High. The Cordero part of the project area is entirely surrounded by the Sanson part of the project. Mineral tenement disposition is shown in Figure 2 (rear pocket).

Option payments and summary of terms are also shown in Table 1.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 6	Levon Resources Ltd: Cordero Project

UNITED STATES
CORDERO PROJECT
Gulf of Mexico
NORTH PACIFIC OCEAN
Mexico
International boundary
State (estado) boundary
National capital
State (estado) capital
Railroad
Road
Lambert Conformal Conic Projection, SP 1960N/2820N

U. S. A.
El Paso
Cd. Juárez
Archaeological Site
Railway
kilometers
miles
SONORA
CHIHUAHUA
CORDERO PROJECT
Hidalgo del Parral
Jiménez
Camargo
Cd. Delicias
Ojinaga
COAHUILA
SINALOA
DURANGO

Figure 1.
Location of the Cordero project, southern Chihuahua

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 7	Levon Resources Ltd: Cordero Project

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 8	Levon Resources Ltd: Cordero Project

5.  ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Cordero project area is located in the southern part of Chihuahua State in northern Mexico. It is easily accessible from the regional centre of Hidalgo del Parral via Highway24 (Figure 1) and secondary roads that trend eastwards from that highway. The project area is located in the semiarid climatic zone of northeastern Mexico with an average annual rainfall of about 20cm of which most falls in the months of July, August and September. Average temperature ranges between 10C to 210C in January and 180C to 350C in June. Work within the project area can be carried out year round although 4x4 vehicles are sometimes required for transport during the “wet” season. The region has an average altitude of about 1,300m and has subdued topography with a maximum relief of about 300m. The dominant vegetation consists of xerophytic scrub but with sparse grassland. Cattle ranching is the dominant industry of the region with local areas utilized for maize and hay production. Artisanal mining activities are centered about the Cordero dome in the southeastern part of the property.

Water is available from wells and abandoned mine shafts that, in the project area, tap a water table at a subsurface depth of about 50 metres. High voltage electricity transmission lines cross the area within five kilometers of the Cordero project. Hildago del Parral, the nearest town and logistical centre, can supply skilled and semiskilled labour for exploration and mining purposes as can the nearby mining centres of Santa Barbara and San Francisco del Oro

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 9	Levon Resources Ltd: Cordero Project

6.  EXPLORATION HISTORY

Small scale mining of high grade silver-lead-zinc - bearing veins began in the 17th Century and continues to this day. Possibly as much of 250,000 tonnes of ore have been removed from narrow , 0.7m to 2.5m wide, veins, to the depth of the water table, about 50m - 55m below the surface (Paulwels, 2008). The ore was hand cobbed and shipped to Hildago del Parral for treatment so that only waste rock from these mining activities remains within the project area.

The first modern exploration was undertaken by ASARCO during the period 1950 - 1960. This company excavated about 24 shafts down to the water table. No records of ASARCO’s work are available and, thus, results are unknown. In 1978 SEDEMEX, a joint venture formed between the French agency Bureau de recherches géologiques et minières (“BRGM”) and the Mexican Mining Development Fund, carried out geological mapping, soil geochemistry and VLF-EM and induced polarization surveying. Diamond drilling, consisting of two holes on the Cordero part of the project area and eight on the Sanson part were completed. While drill core for all holes is stored on the property and all drill hole collars except one have been located, it has not been possible to relate the core to their respect drill holes. SEDEMEX was dissolved soon after work on the Cordero property was completed and efforts to obtain results if its work have been unsuccessful.

In 1998 Apex Silver Mines optioned the Herrera and Jandrina tenements and undertook a program of geological mapping, geochemical sampling, and drilling. Thirteen holes were diamond drilled and six by reverse circulation drilling. Both the diamond drill core and the reverse circulation chips were stored on the property. Most drill hole collars have been located although data from only two drill holes, results of surface and underground rock sampling and a geological map are all that could be found.

In 2000 Peñoles staked the area that is now the Sanson part of the project area and completed seven drill holes, results of which are no longer available. Peñoles’ claims were allowed to lapse in 2003.

CoroMex, a wholly owned subsidiary of Coro Mining Corp., optioned the Jandrina and Herrera tenements in 2006 and carried out a program of geological mapping, induced polarization surveying and geochemical surveying over two grids, one located within the Cordero area and the other within the Sanson part of the project area. CoroMex completed four trenches, totaling 1.9km, located drill hole collars from earlier work, relogged core that was available and re-assayed some of the core. The results of re-assaying drill core is compiled in Table 2, below. Trench results are shown in Table 3 while trench locations are shown in Figure 3. This figure also shows the locations of trenches excavated by the Levon - Valley High joint venture (see Section 10.2, below).

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 10	Levon Resources Ltd: Cordero Project

Table 2

Results of reassaying historical core.

Results of holes drilled outside the project area are not included herein.

Hole	From (m)	To (m)	Intercept (m)	Zn%	Pb%	Ag g/t	Au g/t

COR3	38.8	44.8	6.0	0.55	0.72	35	0.05

	65.4	68.4	3.0	3.15	1.83	110	0.12

COR6	28.5	46.5	18.0	0.06	0.38	57	0.05

	100.5	111.0	10.5	0.34	0.73	45	0.04

	172.5	247.5	75.0	0.32	0.47	47	0.09

COR7	28.5	37.5	9.0	0.12	0.40	70	0.11

	151.5	174.0	22.5	0.72	0.29	20	0.05

COR10	51.0	55.5	4.5	0.91	0.09	4	0.01

	88.5	96.0	7.5	0.49	0.08	12	0.02

	124.5	165.0	40.5	0.74	0.52	51	0.08

	193.5	201.0	7.5	0.57	0.15	18	0.02

	208.5	214.5	6.0	0.42	0.16	16	0.03

COR11	16.5	22.5	6.0	0.08	1.15	145	0.21

	72.0	91.5	19.5	0.55	0.43	37	0.06

	160.5	165.0	4.5	1.54	0.48	62	0.10

COR16	195.7	281.2	85.5	1.14	0.10	10	0.07

SEDEMEX 1	211.9	238.1	26.2	0.58	0.13	16	0.04

SEDEMEX 2	28.8	64.8	36.0	0.16	0.16	54	0.02

Drilling in 1980 by SEDEMEX in the Sanson area discovered low grade molybdenum mineralization associated with a porphyry. Molybdenite occurs within quartz stockworks over narrow intervals. Reassaying of what core could be found returned grades of <0.01% to 0.16% over widths of five metres of less.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 11	Levon Resources Ltd: Cordero Project

Table 3

CoroMex trench results, 2007

Trench No.	From (m)	To (m)	Interval (m)	Ag g/t	Pb+Zn %

CORZAN-2	364	384	20	7	0.87

	1108	1160	52	21	1.27

CORZAN -3	56	70	14	47	0.47

	160	166	6	42	-

	178	260	82	60	0.21

	274	302	26	46	0.23

	962	1022	60	26	0.78

	1030	1058	28	-	1.33

CORZAN-4	28	42	14	13	1.31

	102	116	14	30	0.77

7.  GEOLOGICAL SETTING

7.1 Regional Geology

The Cordero project area is located within the Basin and Range Province of north central Mexico and the south central U.S.A., a province that formed, in the Mexican sector, by back arc crustal extension as a result of subduction to the west under the Sierra Madre Occidental ranges. The province is underlain mainly by shallow marine, dominantly calcareous, sedimentary rocks of late Lower to Upper Cretaceous age that were deposited on Precambrian basement that exhibits Grenvillian deformation. Cenozoic strata were deformed during the Laramide Orogeny (Late Cretaceous to Early Tertiary) and intruded by felsic plutons that, in many cases exhibit high level hypabyssal textures. Rhyolitic and dacitic volcanic rocks which are extensive throughout the region are thought to be comagmatic and coeval with the felsic intrusive rocks (Clark et al., 1979). Continued crustal extension following Laramide deformation formed basins in which continental red beds were deposited which, along with plateau basalt, have masked parts of the older stratigraphy. Figure 3 illustrates the generalized geology of the region.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 12	Levon Resources Ltd: Cordero Project

La Ceniza roofed stock domain
CORZAN 4
2006 Trenches
Cordero lava dome complex domain
Trench 3
CORZAN 2
CORZAN 3
Trench 1
Trench 4
Trench 2
Pozo de Plata trench
0
100
METRES
Pozo de Plata dike/diatreme domain
Igneous intrusive contacts
1 km grid
gpt Ag in Trenches 5 m samples
W
E
S

Figure 2 Plan of trenches excavated by CoroMex (CORZAN 2, 3 and 4) and those of the Levon - Valley High joint venture (Trench 1, 2, 3 and 4).

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 13	Levon Resources Ltd: Cordero Project

CORDERO PROJECT
VALLE DE ZARAGOZA
AGUAJITA
STA. CRUZ DE VILLEGAS
EL DORADO
NATURONIA
HIDALGO DEL PARRAL
TALAMANTES
VALLE DE ALLENDE
ALLENDE
SN. FCO. DEL ORO
LOS AZULES
SANTA BARBARA
VILLA MATAMOROS
DURANGO
N
Quaternary
Qal Aluvium
TQb Basalt flows interbedded sediments
Tsc Sediment filled Grabens
Tertiary
Tmv Rhyolite and Dacite
Tmgi Granitoid Intrusives
Ksm Silty Sandstones and Shales in alternating bands
Cretaceous
Kim Marine Limestone (Chihuahua Group)
Geological contact
Normal fault
Anticline axis
Overturned Anticline
Fault
Thrust fault
City
Town
Mine workings
Paved roads
Unpaved roads
Railway
Rivers, streams
20 km

Figure 4 Regional geology

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 14	Levon Resources Ltd: Cordero Project

Mineral deposits of the region, to a large extent, appear to be related to high level Tertiary felsic intrusions. Whereas the regional structural trend of the Basin and Range Province is northwest - southeast, second order structures that trend to the north and northeast appear to have controlled the emplacement of intrusions and rhyolite domes and, hence, the location of mineral deposits related to these stocks and domes. Where these rocks have intruded through calcareous rocks, mantos and skarns are occasionally developed. Above, and peripheral to intrusions, metalliferous veins support small scale mining activities of local artisanal miners within the region.

7.2 Geology of the Project Area

7.2.1 General

The project area is underlain by an assemblage of volcanic and high level intrusive rocks of Oligocene - Miocene age that have formed within and on Upper Cretaceous strata of the Mezcalera Formation. The Mezcalera Formation consists of calcareous siltstone and sandstone, passing upwards into massive to thinly-bedded limestone. The Tertiary volcanic - intrusive geology consists of a complex of high level domes and dykes of rhyolite, rhyodacite and dacite composition that have intruded the Cretaceous sedimentary sequence. This complex is cut by several polymictic diatremes that commonly contain clasts of all Tertiary rock types as well as those of underlying limestone. A geological map of the Cordero project area is presented herein as Figure 4 (rear pocket).

7.2.2 Lithologies

The dominant lithology within the project area is rhyolite that is characterized by potassium feldspar and quartz phenocrysts in a cryptocrystalline groundmass. Dacite, or rhyodacite, also occurs with sparse quartz phenocrysts and feldspar phenocrysts that exhibit albite twinning, The primary textures of quartzofeldspathic rocks are generally massive although, in places, flow banding has formed at the margins of dykes. Breccias of various types appear to be common throughout the project area. Hydrothermally brecciated rhyolite occurs zonally with angular clasts set it what appears to be a groundmass of a clay mesostasis, almost certainly an alteration feature. Some brecciated rocks have been named “intrusion” breccia but the lack of an igneous matrix would suggest that these, too, are of hydrothermal origin. Several diatreme breccia pipes have been recognised within the project area, both in outcrop and in drill core. These breccias are polymictic with clasts of limestone and calcareous siltstone derived from Cretaceous strata mixed with clasts of all other rock types. The Pozo de Plata diatreme to the southwest of the Cordero dome occurs adjacent to deformed bedded strata suggesting underlying structural control of diatreme emplacement. In drill core, narrow zones of diatreme breccia may indicate forceful injection along fracture zones. These are probably intrusive breccias rather than true diatremes.

Host rock to the Tertiary intrusive complex is dominantly limestone. This rock type is commonly finely to coarsely bedded and is generally grey in colour, suggesting a silt or clay component to the limestone. Fragments of Cretaceous rocks in the Pozo de

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 15	Levon Resources Ltd: Cordero Project

Host rock to the Tertiary intrusive complex is dominantly limestone. This rock type is commonly finely to coarsely bedded and is generally grey in colour, suggesting a silt or clay component to the limestone. Fragments of Cretaceous rocks in the Pozo de Plata diatreme also include siltstone and mudstone, lithologies that generally are overlain by limestone and suggesting that the diatreme sampled the entire Cretaceous stratigraphy.

A petrographic study of nine samples of Tertiary igneous rocks (Le Couteur, 2010) indicated that, although some contain alkali feldspar phenocrysts, most have significant amounts (up to 25%) plagioclase phenocrysts and less than 5% quartz and, thus, are dacitic in composition. While only one sample examined was biotite-bearing, most contained muscovite and one a pseudomorph of possibly hornblende.

7.2.3 Structure

The regional structural setting of the district is characterized by northwesterly-trending “basin and range” faults that bound horsts and grabens formed during back arc crustal extension. Second order northeasterly-trending fault sets were the controlling structures of felsic dome emplacement in parts of the “basin and range” province and this is almost certainly the case within the Cordero project area. In general, domes and diatremes at Cordero are arranged within a northeasterly-trending zone. Zones of fracturing that host high grade silver-lead-zinc mineralization currently being extracted by local miners are aligned in this direction (0500).

Although faults are inferred from lithological distribution at the scale of property-wide mapping (Figure 4), faults have not been recognized at the outcrop or drill core scale because of the lack of marker units with which to indicate displacement. Nonetheless, drilling has intersected zones of rubble and clay, in places several metres wide in a down-hole direction that may represent fault zones but because lithologies do no differ on either side of such zones, faults cannot be confirmed, especially since slickensiding does not appear to have been recognized. In the author’s experience, transtensional northeasterly-striking faults are common in ore districts in the “basin and range” part of northern of Mexico and it is to be expected that such faults also are common within the Cordero project area.

Poorly to well developed, sometimes orthogonal, fracturing is zonally displayed in drill core of mineralized host rocks of the Cordero project area. It is not yet known whether this ‘stockwork’ development is a function of hydrostatic overpressuring or of fault movement.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 16	Levon Resources Ltd: Cordero Project

7.2.4 Hydrothermal Alteration and Mineralization

Almost all rocks observed in drill core and in the field appear to have been hydrothermally altered to varying degrees. However, hydrothermal alteration was not intense in that primary porphyritic textures are generally preserved and, in many cases, the identity of phenocrysts can be recognized in hand specimen.

There appears to be two main alteration types; i) phyllic, indicated by a pale green coloration in hand specimen and which, in thin section (Le Couteur, 2010), is displayed as sericitic alteration of feldspar, and ii) argillic, which is probably a groundmass alteration and discernable in hand specimen by taste. Silicification appears to have only occurred in narrow discrete zones that are almost certainly structurally controlled and which are manifested as zones of brown “jasperoidal” silica. Pervasive silicification, either pre- or post-argillic alteration, does not appear to have affected the rocks of the Cordero project area.

Calcite, as veinlets and as massive veins, is common in the Cordero dome area and calcite veinlets, often hosting mineralization, appear to be ubiquitous in drill core. A petrographic study (Le Couteur, 2010) also identified calcite as a not uncommon mineral in the groundmass of rhyolite (dacite?), indicating that CO2 metasomatism has affected the rocks of the Cordero project area.

Mineralization is manifested by pyrite, arsenopyrite, sphalerite, galena and minor copper sulphides (chalcopyrite, bornite, covellite and tetrahedrite). Silver minerals have not been identified in thin section, suggesting that silver is within the galena lattice. However, there does not appear to be a direct correlation between lead and silver values.

Apart from pyrite which occurs within veinlets and veins as well as disseminations in rhyolite (or dacite), lead and zinc sulphides generally occur only in veins and veinlets and as sulphide masses, often with arsenopyrite, as a breccia matrix replacement. Chalcopyrite, although minor, often occurs as small inclusions in sphalerite and as occasional small anhedral patches (Le Couteur, 2010).

8.  DEPOSITS TYPES

No model of a mineralization deposit type has yet been developed for the Cordero project area. A mineralization model that typifies the Peñasquito deposits, located 450 kilometers to the south of Cordero in Zacatecas State, may be applicable to Cordero in that both the geological settings and the types of mineralization are similar. In addition, metal grades are remarkably similar although Peñasquito has lower silver grades overall. The major habits of mineralization at Peñasquito are sediment-hosted vein - stockwork deposits and breccia-hosted disseminated and veinlet-hosted mineralization. Most  mineralization discovered at Cordero to date is within high level felsic intrusive rocks, both within breccia and as veins and veinlets. To date, sediment-hosted replacement-style mineralization appears to be limited. However, drilling has not been focused on this type of target.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 17	Levon Resources Ltd: Cordero Project

9.  MINERALIZATION

Mineralization of the Cordero project area is described in Section 7.2.4, above.

10.  EXPLORATION

Levon became operator of the Cordero project in 2008. From that time exploration carried out on the Cordero project consisted of:

i)	soil geochemistry

ii)	trenching

iii)	preliminary gravity surveying

iv)	airborne geophysical surveying - EM, magnetic and radiometric;

v)	3D time domain induced polarization along existing access trails;

vi)	diamond drilling.

10.1 Soil Geochemistry

Soil geochemical surveying was undertaken over the area centered by the Cordero dome, along the northeasterly trend defined by geology and geophysics. Samples of B horizon were collected at 100m spacings and analysed for a suite of elements by ALS Chemex of North Vancouver.

Results for the elements silver, gold, lead, zinc and arsenic, the main elements represented by Cordero mineralization are portrayed as bubble plots in Figures 7 to 11 (rear pocket).

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 18	Levon Resources Ltd: Cordero Project

10.2 Trenching

Trenching by the Levon - Valley High joint venture is shown in Figure 6. Results aren listed in Table 4.

Table 4

Levon - Valley High joint venture trench results, 2009

Trench	Easting Northing		From(m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn (ppm)	Pb (ppm)
1	442640	3014265	0	50	50	22.7	0.105	1999	4748
1	442609	3014351	90	150	60	110.5	0.071	7045	18231
1 (incl.)	442607	3014355	95	150	55	14.1	0.059	1707	722
2	442815	3013913	0	75	75	18.2	0.022	1042	1123
2	442680	3014051	205	255	50	32.0	0.022	805	1414
2	442630	3014100	285	345	60	34.9	0.036	1753	3286
2	442620	3014187	385	520	135	18.5	0.070	917	2174
3	443505	3014912	70	115	45	20.7	0.067	1631	4081
4	443544	3014280	20	60	40	11.1	0.063	162	557
Pozo	442337	3013743	0	175	175	21.8	0.200	1555	1967
2010-1	440984	3012730	150	415	265	3.6		892	443
2010-1(incl.)	440975	3012704	175	235	60	4.9	0.953	972	603

10.3 Gravity Surveying

A small gravity survey was conducted over the Cordero dome area of the property to determine whether this method was useful in aiding geological definition. Results were inconclusive and it is considered that gravity surveying is little value at this stage of the project. Survey results are not included herein.

10.4 Induced Polarization

SJ Geophysics Ltd. was contracted to undertake an induced polarization survey of the central part of the Cordero project area, utilizing existing roads and trails so as to avoid line cutting.

3D inversion models of chargeability and resistivity indicate increasing chargeability and resistivity with increasing depth, centered about the Cordero dome Thus, although definition becomes coarser with increasing depth, the data may be interpreted as representing an intrusive body that becomes increasingly more conductive , such as may be caused by increasing amounts of sulphide mineralization. This interpretation is similar to the interpretation made from the airborne geophysical survey data, discussed above.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 19	Levon Resources Ltd: Cordero Project

N
NE Trench 1
G
SW Trench 1
B
A
F
SW Trench 2
E
D
C
H
SE Trench 1
Pozo De Plata trench
J
500 metres

Figure 6. Location of trenching carried out by the Levon - Valley High joint venture.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 20	Levon Resources Ltd: Cordero Project

Contour plans of apparent resistivity and chargeability (Figures 12 to 15) are included in the rear of this report.

10.5 Airborne Geophysics

In 2010 Levon contracted Aeroquest to carry out a 1,149 line-kilometre airborne geophysical survey of the Cordero project area. Aeroquest, using its IMPULSE system, collected magnetic, apparent resistivity and radiometric data and presented the results in the form of maps and raw data.

Magnetic surveying showed that a large positive magnetic anomaly is centered about the Cordero dome (Figure 16); coincident with the central part of this magnetic anomaly is a zone of high apparent resisitivity (Figure 14).

Thorium-potassium ratios (Figure 15) indicate that thorium is depleted relative to potassium about the Cordero dome. This suggests that anomalous potassium, manifested as sericite, biotite and clay, is of hydrothermal origin and not magmatic, thorium being much less mobile in hydrothermal solutions than in magmatic melts. A thorium-potassium anomaly trends northeasterly for several kilometers long and in the order of three kilometers wide.

10.4 Diamond Drilling

Levon has conducted an intensive diamond drilling program within the Cordero project area with most drilling activity being within and adjacent to the Cordero dome. To date, results have been obtained from 91drill holes, totaling 35,626 metres. Drill hole specifications are given in Table 4 while a summary table of analytical results is presented as Table 5. Drill hole locations are shown in Figure 19 and assay sections along UTM easting lines 442650 and 444340 are shown as Figures 20 to 26 (refer to Figure 19 for locations of drill holes shown in sections).

11.  DRILLING

The drilling program is described in Section 10.4 above.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 21	Levon Resources Ltd: Cordero Project

12. SAMPLING METHOD AND APPROACH

Drill core is brought to a central core logging and sampling facility at the end of each drill shift where the core is cut lengthwise by diamond saw. Half of the split core is transferred to a sampling shed while the other half is returned to core boxes for geological logging.

The core to be sampled is measured to determine core recovery and then sampled over two metre intervals. Approximately 10% of core samples are duplicated by quartering core and, similarly, standard and blank samples are introduced into the sample stream at the same frequency.

13.  SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples are collected from the Cordero core facility, when required, by ALS Chemex who transports the samples to its sample preparation laboratory in Chihuahua. After sample preparation, samples are then air freighted to Canada where they are analysed by ALS Chemex’s laboratory in North Vancouver. Sample preparation and analytical methods are described in Appendix 2 .

Security of the Cordero project site, including the core logging, sampling and storage facility is provided by two security personnel who provide 24 hour surveillance of the area. All core is stored in a fenced compound.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 22	Levon Resources Ltd: Cordero Project

Table 5

Drill hole specifications, Cordero project.

Hole ID	Easting	Northing	Elevation (m)	Length (m)	Azimuth	Dip
C10-9	442652	3014049	1547	341.65	0	-70
C09-1	442303	3013695	1529	167.80	0	-60
C09-2	442341	3013750	1533	300.20	10	-60
C09-3	443205	3015177	1568	501.00	200	-60
C09-4	442779	3013966	1551	493.05	315	-60
C09-5	442639	3014099	1548	367.00	350	-60
C09-6	444379	3015075	1549	241.50	305	-50
C09-7	444743	3015628	1541	319.55	300	-50
C09-8	443809	3014527	1560	453.75	200	-60
C10-10	442653	3014150	1553	369.35	0	-60
C10-11	442654	3014199	1555	346.70	0	-60
C10-12	442603	3014149	1548	311.40	0	-60
C10-13	440987	3012720	1546	99.70	0	-60
C10-14	442638	3014098	1548	316.00	0	-90
C10-15	440978	3012697	1548	97.05	180	-70
C10-16	440958	3012637	1543	102.82	180	-60
C10-17	440931	3012563	1539	186.75	185	-60
C10-18	442704	3014097	1551	486.65	0	-60
C10-19	440968	3012667	1546	143.70	0	-90
C10-20	441000	3012755	1544	96.50	180	-60
C10-21	442054	3013297	1533	320.90	0	-90
C10-22	442704	3014097	1550	533.30	0	-90
C10-23	443074	3014029	1564	500.55	0	-60
C10-24	442755	3014092	1552	501.65	0	-60
C10-25	442926	3014038	1562	500.35	0	-60
C10-26	442706	3014146	1554	488.80	0	-60
C10-27	443749	3014642	1562	385.05	270	-60
C10-28	442754	3014145	1552	463.05	0	-60
C10-29	443763	3014298	1563	463.00	300	-60
C10-30	442755	3014198	1561	398.70	0	-60
C10-31	442708	3014246	1560	392.60	0	-60
C10-32	443220	3014032	1569	435.35	0	-60
C10-33	442706	3014201	1559	341.75	0	-60
C10-34	442604	3014098	1546	266.95	0	-60
C10-35	442604	3014097	1546	494.10	0	-90
C10-36	442654	3014296	1554	319.70	300	-60
C10-37	442652	3014294	1554	420.00	0	-60
C10-38	443509	3014876	1570	381.20	320	-60
C10-39	442605	3014050	1543	661.00	0	-60
C10-40	442604	3014199	1549	490.90	0	-60
C10-41	443338	3015240	1577	503.45	150	-60
C10-42	442654	3014246	1566	490.10	0	-60
C10-43	443511	3014877	1582	417.30	145	-60
C10-44	442604	3014247	1559	478.05	0	-60

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 23	Levon Resources Ltd: Cordero Project

Hole ID	Easting	Northing	Elevation (m)	Length (m)	Azimuth	Dip
C10-45	443074	3014029	1568	332.10	170	-60
C10-46	442755	3014249	1574	374.00	0	-60
C10-47	442806	3014148	1571	285.00	0	-60
C10-48	442554	3014093	1555	439.40	0	-60
C10-49	442804	3014195	1574	455.50	0	-60
C10-50	442554	3014150	1556	347.15	0	-60
C10-51	442555	3014094	1555	418.10	180	-60
C10-52	442504	3013902	1549	328.45	0	-60
C10-53	442505	3013903	1549	423.10	180	-60
C10-54	442655	3013999	1556	348.90	0	-60
C10-55	442704	3014299	1570	342.65	0	-60
C10-56	442503	3013996	1551	311.45	0	-60
C10-57	442699	3014053	1559	503.05	0	-60
C10-58	442598	3013903	1557	459.70	0	-60
C10-59	443340	3015245	1577	406.80	0	-60
C10-60	442598	3013903	1557	357.80	0	-90
C10-61	442596	3013904	1571	433.80	180	-60
C10-62	442774	3013965	1575	449.00	180	-60
C10-63	442498	3014249	1569	340.35	0	-60
C10-64	442799	3013818	1574	446.00	180	-60
C10-65	442500	3014247	1569	383.40	180	-60
C10-66	443612	3014009	1585	529.00	0	-90
C10-67	442504	3013901	1560	389.10	0	-90
C10-68	442799	3013816	1569	448.00	0	-90
C10-69	442700	3014400	1570	407.50	0	-60
C10-70	42400	3013800	1520	476.80	0	-60
C10-71	442400	3013800	1520	459.65	180	-60
C10-72	443394	3015092	1600	458.45	0	-90
C10-73	443612	3014010	1585	419.95	0	-60
C10-74	442706	3014502	1589	395.45	0	-60
C10-75	40698	3012700	1569	164.30	0	-90
C10-76	440698	3012700	1569	137.15	65	-60
C10-77	442700	3013847	1568	535.65	0	-60
C10-78	442402	3013798	1567	488.15	0	-90
C10-79	427020	3014496	1585	462.65	180	-60
C10-80	442700	3013847	1568	451.05	0	-90
C10-81	442900	3013795	1573	101.55	0	-60
C10-82	442901	3013814	1572	430.00	0	-60
C10-83	442600	3014400	1575	463.95	180	-60
C10-84	442699	3013847	1570	444.75	180	-60
C10-85	442903	3013818	1572	406.65	180	-60
C10-86	441750	3013420	1570	310.20	315	-60
C10-87	443299	3015000	1611	594.40	0	-90
C10-88	443300	3013900	1586	529.70	0	-60
C10-89	443700	3014500	1596	23.50	0	-90
C10-90	443702	3014551	1599	862.95	0	-90
C10-91	443618	3014109	1589	659.85	0	-90

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 24	Levon Resources Ltd: Cordero Project

Table 6
Summary of drilling results, Cordero project area.
For location of drill holes, see Table 5 and Figure 19 .

Hole	Zone	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn %		Pb %
C09-1	Pozo de Plata	0	70	70	29.1	0.08		0.25	0.15
C09-2	Pozo de Plata	6	88	82	31.7	0.27		0.15	0.23
C09-3	Cordero Dome	72	92	20	88.3	0.14		1.90	1.69
C09-3	Cordero Dome	184	192	8	25.4	0.56		1.45	0.31
C09-4	Pozo de Plata	122	130	8	32.5	0.21		0.62	0.34
C09-5	Pozo de Plata	92	244	152	80.6	0.61		1.41	1.22
C09-7	La Ceniza	120	126	6	50.5	0.16		2.01	1.11
C09-8	Cordero Dome	190	256	66	17.3	0.02		1.45	0.08
C09-8	Cordero Dome	272	278	6	15.8	0.02		1.69	0.34
C09-8	Cordero Dome	426	434	8	87.9	0.08		3.05	1.54
C10-9	Pozo de Plata	22	224	202	24.3	0.31		0.34	0.35
C10-10	Pozo de Plata	4	264	260	45.8	0.34		0.44	0.61
C10-11	Pozo de Plata	52	146	94	49.2	0.31		0.85	0.75
C10-11	Pozo de Plata	204	230	26	18.2	0.63		0.08	0.23
C10-12	Pozo de Plata	12	48	36	103.2	0.11		0.46	1.22
C10-12	Pozo de Plata	62	76	14	26.0	0.15		0.30	0.40
C10-12	Pozo de Plata	104	118	14	114.8	0.74		1.71	1.62
C10-12	Pozo de Plata	152	184	32	39.3	0.22		0.92	0.65
C10-13	Dos Mils Diez	No significant intersection
C10-14	Pozo de Plata	38	140	102	49.3	0.25		0.84	0.78
C10-15	Dos Mils Diez	10	12	2	2.2	0.0		0.17	0.00
C10-16	Dos Mils Diez	No significant intersection
C10-17	Dos Mils Diez	No significant intersection
C10-18	Pozo de Plata	8	250	242	47.0	0.26		0.73	0.69
C10-19	Dos Mils Diez	0	2	2	7.3	0.8		0.09	0.06
C10-20	Dos Mils Diez	No significant intersection
C10-21	Dos Mils Diez	No significant intersection
C10-22	Pozo de Plata	12	50	38	31.3	0.22		0.81	0.42
C10-22	Pozo de Plata	104	138	34	28.4	0.14		0.47	0.46
C10-23	Josephina	0	16	16	112.0	0.07		0.07	0.07
C10-23	Josephina	118	128	10	416.5	0.13		4.80	1.76
C10-23	Josephina	148	200	52	41.1	0.06		0.92	0.59
C10-23	Josephina	214	260	46	16.1	0.02		0.90	0.44
C10-23	Josephina	300	416	116	49.7	0.10		1.28	0.94
C10-24	Pozo de Plata	No significant intersection
C10-25	Josephina	8	16	8	68.3	0.02		0.30	0.10
C10-25	Josephina	72	80	8	47.6	0.06		1.30	0.64
C10-26	Pozo de Plata	0	18	18	16.3	0.25		0.09	0.46
C10-26	Pozo de Plata	130	158	28	67.7	0.51		0.84	0.94
C10-26	Pozo de Plata	224	270	46	148.9	0.45		2.04	1.99
C10-26	Pozo de Plata	284	328	44	14.6	0.24		0.36	0.33
C10-27	Porphyry	88	96	8	21.3	0.04		0.52	0.22
C10-27	Porphyry	208	248	40	22.7	0.07		0.38	0.41
C10-27	Porphyry	276	292	16	20.5	0.01		2.77	0.40

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 25	Levon Resources Ltd: Cordero Project

Table 6 (cont.)
Hole	Zone	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %
C10-27	Porphyry	310	334	24	17.9	0.02	0.26	0.31
C10-28	Pozo de Plata	28	46	18	37.8	0.11	0.66	0.57
C10-28	Pozo de Plata	122	192	70	70.9	0.51	1.13	1.06
C10-28	Pozo de Plata	278	300	22	14.0	0.20	0.30	0.28
C10-29	Porphyry	70	82	12	60.6	0.49	0.61	0.35
C10-29	Porphyry	116	148	32	149.7	0.03	1.48	1.72
C10-29	Porphyry	164	182	18	10.9	0.00	1.11	0.05
C10-29	Porphyry	214	272	58	16.3	0.03	0.82	0.17
C10-29	Porphyry	288	318	30	21.7	0.03	0.33	0.13
C10-29	Porphyry	384	406	22	22.0	0.06	0.89	0.07
C10-30	Pozo de Plata	6	20	14	16.0	0.15	0.09	0.38
C10-30	Pozo de Plata	136	322	186	28.1	0.22	0.51	0.43
C10-30	Pozo de Plata	340	356	16	68.7	0.23	3.03	1.55
C10-31	Pozo de Plata	14	32	18	29.4	0.18	0.21	0.38
C10-31	Pozo de Plata	46	128	82	27.9	0.14	0.36	0.38
C10-31	Pozo de Plata	158	272	114	126.0	0.49	0.93	2.18
C10-32	Josephina	230	288	58	91.8	0.10	1.99	1.09
C10-33	Pozo de Plata	12	58	46	21.0	0.09	0.20	0.28
C10-33	Pozo de Plata	94	110	16	28.2	0.11	0.31	0.39
C10-33	Pozo de Plata	124	198	74	65.9	1.04	0.80	1.28
C10-33	Pozo de Plata	224	246	22	47.8	1.08	0.19	0.87
C10-33	Pozo de Plata	284	328	44	21.1	0.13	0.18	0.33
C10-34	Pozo de Plata	16	62	46	17.2	0.07	0.35	0.21
C10-35	Pozo de Plata	48	148	100	72.8	0.42	0.97	1.11
C10-35	Pozo de Plata	168	202	34	33.7	0.16	0.40	0.49
C10-35	Pozo de Plata	232	244	12	14.5	0.08	0.57	0.34
C10-35	Pozo de Plata	324	336	12	17.4	0.00	1.61	0.29
C10-36	Pozo de Plata	0	40	40	19.6	0.12	0.14	0.23
C10-36	Pozo de Plata	88	106	18	26.4	0.15	0.41	0.32
C10-37	Pozo de Plata	22	30	8	47.5	0.17	0.38	0.43
C10-37	Pozo de Plata	52	68	16	50.1	0.17	0.50	0.27
C10-37	Pozo de Plata	94	128	34	96.7	0.37	0.91	1.40
C10-38	Porphyry	No significant intersection
C10-39	Pozo de Plata	32	168	136	69.6	0.52	0.91	0.97
C10-39	Pozo de Plata	232	274	42	22.9	0.26	0.10	0.38
C10-40	Pozo de Plata	30	68	38	31.4	0.16	0.33	0.31
C10-40	Pozo de Plata	92	120	28	19.5	0.17	0.38	0.24
C10-40	Pozo de Plata	144	162	18	40.6	0.14	0.10	0.61
C10-40	Pozo de Plata	182	236	54	111.2	0.58	0.74	1.65
C10-41	Porphyry	50	94	44	12.6	0.03	1.13	0.08
C10-41	Porphyry	182	248	66	19.0	0.02	0.91	0.29
C10-41	Porphyry	260	280	20	34.5	0.03	0.91	0.62
C10-41	Porphyry	296	372	76	25.7	0.03	0.98	0.73
C10-41	Porphyry	384	414	30	10.9	0.02	0.43	0.20
C10-42	Pozo de Plata	6	132	126	30.4	0.18	0.50	0.39

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 26	Levon Resources Ltd: Cordero Project

Table 6 (cont.)

Hole	Zone	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %
C10-43	Pozo de Plata	312	348	36	25.8	0.02	1.16	0.40
C10-44	Pozo de Plata	28	66	38	55.6	0.21	0.43	0.28
C10-44	Pozo de Plata	96	110	14	15.0	0.08	0.21	0.14
C10-45	Pozo de Plata	0	38	38	82.4	0.04	0.10	0.06
C10-45	Pozo de Plata	108	118	10	148.2	0.04	2.37	0.79
C10-46	Pozo de Plata	0	16	16	26.4	0.14	0.05	0.45
C10-46	Pozo de Plata	96	140	44	18.9	0.06	0.20	0.25
C10-46	Pozo de Plata	158	276	118	51.0	0.40	0.41	0.96
C10-47	Pozo de Plata	30	68	38	31.0	0.05	0.47	0.41
C10-48	Pozo de Plata	84	96	12	64.4	0.23	1.04	0.82
C10-48	Pozo de Plata	110	122	12	58.4	0.27	0.37	0.92
C10-48	Pozo de Plata	280	322	42	10.5	0.00	0.67	0.17
C10-48	Pozo de Plata	334	358	24	7.6	0.00	0.77	0.22
C10-48	Pozo de Plata	412	436	24	10.3	0.00	1.93	0.45
C10-49	Pozo de Plata	290	314	24	12.5	0.18	0.45	0.36
C10-49	Pozo de Plata	356	370	14	61.3	0.06	0.41	0.28
C10-50	Pozo de Plata	148	208	60	14.9	0.11	0.24	0.21
C10-50	Pozo de Plata	306	322	16	11.0	0.00	0.83	0.14
C10-51	Pozo de Plata	66	182	116	31.2	0.19	0.51	0.40
C10-51	Pozo de Plata	250	284	34	11.1	0.01	2.23	0.31
C10-52	Pozo de Plata	0	10	10	36.5	0.04	0.18	0.28
C10-52	Pozo de Plata	38	120	82	30.9	0.18	0.37	0.35
C10-52	Pozo de Plata	166	218	52	18.0	0.03	1.28	0.39
C10-53	Pozo de Plata	38	64	26	107.3	0.47	1.46	1.28
C10-53	Pozo de Plata	78	108	30	18.8	0.10	0.29	0.25
C10-53	Pozo de Plata	292	302	10	22.6	0.00	2.83	1.06
C10-54	Pozo de Plata	46	58	12	102.6	0.18	0.56	1.33
C10-54	Pozo de Plata	82	96	14	14.2	0.15	0.31	0.18
C10-54	Pozo de Plata	118	166	48	39.1	0.14	0.65	0.63
C10-54	Pozo de Plata	182	222	40	21.8	0.60	0.45	0.39
C10-55	Pozo de Plata	74	104	30	57.7	0.33	0.76	0.81
C10-55	Pozo de Plata	142	202	60	49.3	0.50	0.54	0.78
C10-55	Pozo de Plata	218	240	22	11.9	0.13	0.39	0.24
C10-55	Pozo de Plata	254	266	12	31.8	0.08	0.70	0.56
C10-56	Pozo de Plata	2	18	16	12.7	0.10	0.16	0.23
C10-56	Pozo de Plata	142	160	18	21.9	0.14	0.56	0.17
C10-57	Pozo de Plata	90	196	106	35.2	0.19	0.72	0.56
C10-57	Pozo de Plata	242	276	34	18.0	0.12	0.73	0.30
C10-58	Pozo de Plata	2	150	148	26.0	0.09	0.24	0.31
C10-58	Pozo de Plata	240	250	10	16.2	0.08	0.56	0.36
C10-58	Pozo de Plata	318	336	18	13.3	0.00	1.29	0.41
C10-58	Pozo de Plata	350	364	14	59.5	0.01	5.41	0.75
C10-59	Porphyry	14	28	14	1.7	0.04	2.40	0.01
C10-59	Porphyry	324	342	18	60.7	0.11	3.71	1.41
C10-60	Pozo de Plata	4	104	100	31.7	0.08	0.34	0.38

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 27	Levon Resources Ltd: Cordero Project

Table 6 (cont.)

Hole	Zone	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %
C10-60	Pozo de Plata	228	290	62	22.3	0.01	2.05	0.43
C10-61	Pozo de Plata	12	88	76	35.8	0.566	0.6	0.4
C10-61	Pozo de Plata	112	124	12	21.1	0.038	0.2	0.2
C10-61	Pozo de Plata	190	206	16	14.0	0.001	1.49	0.32
C10-62	Pozo de Plata	228	254	26	130.7	0.026	0.39	0.21
C10-62	Pozo de Plata	270	276	6	20.8	0.021	1.57	0.59
C10-62	Pozo de Plata	286	310	24	23.0	0.025	0.79	0.73
C10-62	Pozo de Plata	346	382	36	10.8	0.014	1.10	0.19
C10-63	Pozo de Plata	No significant intersection
C10-64	Pozo de Plata	225	272	47	21.8	0.018	1.72	0.45
C10-65	Pozo de Plata	No significant intersection
C10-66	Cordero Porphyry	78	88	10	24.0	0.012	1.35	0.14
C10-66	Cordero Porphyry	254	260	6	732.9	0.042	6.44	1.08
C10-66	Cordero Porphyry	456	474	18	4.2	0.0126	1.13	0.05
C10-67	Pozo de Plata	4	12	8	42.6	0.04	0.12	0.31
C10-67	Pozo de Plata	58	100	42	21.6	0.191	0.34	0.28
C10-67	Pozo de Plata	138	150	12	26.4	0.081	0.98	0.43
C10-67	Pozo de Plata	168	178	10	8.0	0.017	0.59	0.26
C10-68	Pozo de Plata	218	232	14	9.6	0.011	1.13	0.31
C10-68	Pozo de Plata	244	256	12	27.6	0.026	0.68	0.56
C10-68	Pozo de Plata	314	332	18	39.9	0.026	2.40	0.41
C10-68	Pozo de Plata	352	366	14	27.7	0.01	1.67	0.23
C10-69	Pozo de Plata	No significant intersection
C10-70	Pozo de Plata	56	86	30	23.3	0.107	0.28	0.22
C10-70	Pozo de Plata	168	174	6	7.1	0.005	0.80	0.15
C10-70	Pozo de Plata	182	194	12	8.1	-0.005	2.14	0.35
C10-71	Pozo de Plata	2	6	4	367.0	0.254	0.03	1.07
C10-71	Pozo de Plata	40	74	34	19.1	0.259	0.26	0.19
C10-72	Cordero Porphyry	166	216	50	25.1	0.014	0.68	0.61
C10-72	Cordero Porphyry	252	286	34	26.8	0.026	0.79	0.77
C10-72	Cordero Porphyry	380	394	14	19.3	0.028	0.63	0.43
C10-73	Cordero Porphyry	No significant intersection
C10-74	Pozo de Plata	314	320	6	11.4	0.013	1.01	0.24
C10-75	Dos Mil Diez Diatreme	No significant intersection
C10-76	Dos Mil Diez Diatreme	No significant intersection
C10-77	Pozo de Plata	4	14	10	25.5	0.035	0.24	0.15
C10-77	Pozo de Plata	116	126	10	8.7	0.341	0.19	0.12
C10-77	Pozo de Plata	436	450	14	21.1	0.008	2.46	0.59
C10-78	Pozo de Plata	14	22	8	14.4	0.099	0.33	0.18
C10-78	Pozo de Plata	30	40	10	16.3	0.062	0.11	0.10
C10-78	Pozo de Plata	120	140	20	13.3	0.039	0.38	0.16
C10-78	Pozo de Plata	322	330	8	2.1	0.009	1.15	0.05
C10-79	Pozo de Plata	140	156	16	62.3	0.216	0.18	0.35
C10-79	Pozo de Plata	172	198	26	63.3	0.271	0.52	0.90
C10-79	Pozo de Plata	208	288	80	41.4	0.499	0.29	0.62

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 28	Levon Resources Ltd: Cordero Project

Table 6 (cont.)

Hole	Zone	From (m)	To (m)	Length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %
C10-79	Pozo de Plata	300	310	10	25.2	0.138	0.43	0.40
C10-79	Pozo de Plata	346	366	20	13.67	0.01	1.12	0.2
C10-80	Pozo de Plata	176	198	22	10.7	0.048	0.55	0.21
C10-80	Pozo de Plata	224	238	14	21.4	0.044	0.77	0.36
C10-80	Pozo de Plata	284	324	40	12.3	0.009	1.62	0.26
C10-81	Pozo de Plata	No significant intersection
C10-82	Pozo de Plata	278	328	50	43.1	0.052	1.65	1.32
C10-83	Pozo de Plata	180	224	44	40.1	0.57	0.22	0.54
C10-83	Pozo de Plata	250	270	20	9.1	0.031	0.48	0.19
C10-84	Pozo de Plata	178	224	46	34.7	0.01	2.23	0.57
C10-85	Pozo de Plata	252	290	38	23.5	0.018	1.52	0.52
C10-86	Oesta Pozo de Plata	No significant intersection
C10-87	Cordero Porphyry	12	18	6	20.2	0.025	0.19	0.33
C10-87	Cordero Porphyry	44	60	16	26.3	0.012	0.80	0.45
C10-87	Cordero Porphyry	66	114	48	27.1	0.019	0.84	0.48
C10-87	Cordero Porphyry	128	252	124	26.4	0.019	0.77	0.60
C10-87	Cordero Porphyry	306	364	58	23.1	0.029	0.45	0.33
C10-87	Cordero Porphyry	524	536	12	14.8	0.018	0.26	0.23
C10-88	Josefina Zone	190	204	14	6.6	0.055	0.52	0.11
C10-89	Josefina Zone	No significant intersection
C10-90	Porphyry Zone	84	108	24	25.9	0.057	0.27	0.25
C10-90	Porphyry Zone	124	136	12	21.2	0.390	0.17	0.14
C10-90	Porphyry Zone	166	212	46	29.6	0.049	0.35	0.20
C10-90	Porphyry Zone	240	284	44	19.6	0.060	0.26	0.22
C10-90	Porphyry Zone	342	354	12	21.9	0.096	0.47	0.12
C10-91	Porphyry Zone	No significant intersection
C10-91	Porphyry Zone	124	136	12	21.2	0.390	0.17	0.14

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 29	Levon Resources Ltd: Cordero Project

14.  DATA VERIFICATION

Sampling protocol was advised by AMEC of Nevada and sample verification procedure was established by Independent Mining Consultants (‘IMC’) of Arizona. IMC’s analysis of analytical accuracy and precision is attached as Appendix 2 . The author considers that sampling protocol is more than adequate to ensure veracity of analyses (e.g. Levon inserts standards, blanks and duplicate core into the sample stream at the rate of 10% whereas 5% is adequate for such a large sample base). Chemex Laboratories Ltd. of North Vancouver carried out all drill core sample analyses and assays. However, Levon has not yet undertaken any interlaboratory comparisons, an essential element in the determination of analytical accuracy.

The writer has examined original analytical and assay certificates of Chemex Laboratories Ltd. and is satisfied that all assay values reported by Levon and Valley High reflect the laboratory- reported values.

15.  ADJACENT PROPERTIES

The Cordero project area is completely enclosed by a Mexican petroleum licence and is unavailable for mineral exploration.

16.  MINERAL PROCESSING AND METALLURGICAL TESTING

No mineralogical or metallurgical studies have yet been undertaken.

17.  MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

The Cordero project area, at this time, has no mineral resources or reserves,

18.  OTHER RELEVANT DATA AND INFORMATION

There are no data or information relevant to the Cordero project area which the author is aware of and which has not been disclosed above.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 30	Levon Resources Ltd: Cordero Project

19.  INTERPRETATION AND CONCLUSIONS

The Cordero project area contains elements of a high level intrusion-related hydrothermal system that is enriched in silver. Mineralization , mainly sphalerite and galena, occurs within a variety of diatreme and hydrothermal breccias, in fractures which, in places have formed as poorly developed stockworks and as veins and veinlets. Carbonate - probably mainly calcite, but also as ankerite, siderite and minor rhodochrosite - is a common gangue mineral while silica in the form of quartz or chalcedony is uncommon, suggesting that the hydrothermal solutions from which sulphide minerals were deposited were CO2 - rich and SiO2 - poor. The dominant types of alteration are those of the argillic and phyllic facies and, although potassium - rich, as indicated by staining (Le Couteur, 2010) and gamma radiometry, the main potassium-bearing secondary mineral is probably sericite with, possibly, some secondary biotite.

Both airborne and ground geophysical surveys indicate that a conductive body underlies the Cordero area, a body that may be interpreted as a sulphide - and magnetite - bearing felsic intrusion at depth, above which lead-zinc-silver mineralization occurs at a high structural level. The presence of molybdenite at Sanson and the Cordero prospect area suggests that a mineralization model that may be applied to the Cordero project is that of a porphyry molybdenite ± chalcopyrite deposit at depth and that lower temperature mineralization - sphalerite and argentiferous galena - was deposited in fractures and breccias above and peripheral to the porphyry deposit.

The bulk of drilling to date has been within an area underlain by diatreme breccia of the Pozo de Plata diatreme (Figure 27) and, within this area, most significant silver-zinc-gold mineralization has been intersected within an induced polarization chargeability anomaly of greater than 24 milliseconds. This area also lies within a zone of low thorium/potassium ratios as indicated by airborne radiometric surveying. Low thorium/potassium ratios generally are indicative of hydrothermal activity in an area in that thorium is not very soluble in typical low pH hydrothermal solutions whereas potassium is.

Exploration of the Cordero project area by the Levon - Valley High joint venture has been well conducted for the stage of exploration that the project is at. Sampling procedure is good, data quality is satisfactory and the drilling program being conducted has met the objective of defining a zone of mineralization in the Cordero dome area.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 31	Levon Resources Ltd: Cordero Project

20.  RECOMMENDATIONS AND BUDGET

1. Drill core sampling should be over three metre intervals, not the current two metre intervals. This would decrease sampling and analytical costs but still retain sufficient sample density for block modeling purposes. In addition, the larger samples will probably reduce analytical variance.

2. RQD measurements should be routinely made on drill core to provide a database for possible future engineering studies.

3. An IMPULSE survey should be carried out to the north of the area already surveyed, over the SANSON II and TITAN I mineral tenements.

4. The area covered by this IMPULSE survey should be soil sampled and samples analysed by a multielement analytical technique such as inductively coupled plasma spectrometry. Contingent upon the results of this work, exploration drilling should be undertaken to determine the potential of this area for hosting mineralization of possible economic grades.

5. Induced polarization should be undertaken over the southwestern part of the Cordero property where geological mapping indicates that an additional diatreme, named the Molina de Veinto diatreme, has been identified but not yet defined. Contingent on the results of this work, exploration drilling should be carried out in this area.

6. It is recommended that, before resource definition drilling be undertaken, further exploration and mineralization delimitation drilling be carried out over areas to the northeast of the Pozo de Plata diatreme (see Figure 27). This work should be concentrated within 24 msec chargeability anomalies as defined by SJ Geophysics Ltd. (Cervantes and Jego, 2009). Drill set-ups should be

100m apart and two holes should be drilled from each set-up, one at -900 and one at -600 to the south in order to define lithologies, hydrothermal alteration and mineralization in sufficient detail to enable correlation between drill hole fences.

7. Metallurgical and mineralogical studies should be undertaken of representative samples of mineralization in order to characterize mineral and metal distribution and mineral dressing and recovery characteristics. Bench-scale testing of metal recovery should be carried out during this stage to establish a parameter for preliminary economic assessment. This should be followed by the establishment of the geostatistical characteristics of metal distribution.

8. Contingent on the results of the above, a preliminary economic assessment study should be initiated to guide possible development. This cannot be budgeted for until the size and nature of a mineral deposit, or deposits, and , thus, the scope of such an assessment, has been defined.

A budget that is expected to cover the costs of the items 3 to 7, above, is given below.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 32	Levon Resources Ltd: Cordero Project

1.	IMPULSE Survey	CND

	2,200 line kilometers @ $110 per line kilometer.	242,000
	Data analysis and interpretation	10,000
	Reporting	5,000
		257,000
2.	Soil Geochemical Surveying

	2,000 samples at $50 ea. (including sample collection).	100,000
		100,000
4.	Drilling (Cordero Porphyry zone)

	Diamond drilling: 60,000 metres @ $150/m1	9,000,000
	Sample analysis: 20,000 @ $45 ea.	900,000
		9,900,000
5.	Metallurgical and Mineralogical studies

	Optical and scanning electron microscopy	10,000
	Bench scale metallurgical studies	300,000
		310,000
6.	Geostatistical Studies

	Data compilation	20,000
	Block modeling, semivariogram analyses	50,000

7.	Management and Administration

	Administration and management overhead (15%)	1,595,550
	TOTAL	12,232,550
______________________________

1 Diamond drilling costs include direct drilling costs, sampling and handling and company overhead.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 33	Levon Resources Ltd: Cordero Project

21.  REFERENCES

Aeroquest, 2010: Report on a Helicopter-Borne IMPULSE System Electromagnetic, Magnetic and Radiometric Survey, Cordero Sanson Joint Venture, Chihuahua, Mexico. Report for Minera Titán S.A. de C.V. and Levon Resources Ltd. (unpubl.). Aeroquest - with accompanying plans.

Cervantes, Francisco and Jego, Alexandre, 2009: 3D Induce Polarization Survey on the Cordero-Sanson Property, Hildalgo de Parral, Chihuahua, Mexico. Report for Levon Resources Ltd., (unpubl.); SJ Geophysics Ltd. - with accompanying plans.

Clark, E.K., Damon, P.E., Schutter, S.R. and Shafquillah, M, 1979: Magmatismo en el norte de México en relación con los yacimientos metalíferos. 13th Convencion Nacional Asociación de Mineros, Metalurgistas y Geologos de México Memoir, p. 8 - 57.

Le Couteur, P.C., 2010: Petrographic Report on Nine Samples from the Cordero Epithermal Property, Mexico. Report for Valley High Ventures Ltd., (unpubl).

Pauwels, Andre M., 2008: Technical Report on the Cordero - Sanson Property, Chihuahua State, Mexico. Report for Valley High Ventures Ltd., (unpubl.).

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

Page 34	Levon Resources Ltd: Cordero Project

22.  CERTIFICATE OF QUALIFIED PERSON

I, David Gerard Bailey of 2695 Mountain Highway, North Vancouver, British Columbia, hereby certify that:

1.	I am a geological consultant and Principal of Bailey Geological Consultants (Canada) Ltd. with offices at the above address;

2.	I hold degrees in geology from Victoria University of Wellington, New Zealand (B.Sc., Hons., 1973) and Queen’s University, Kingston, Ontario (Ph.D., 1978);

3.	I have practised the profession of geologist continuously since graduation;

4.	I am a member of the Association of Professional Engineers and Geoscientists of British Columbia;

5.
I hold memberships in the Society of Economic Geologists, the Geological Association of Canada, the Association of Exploration Geochemists, the Geological Society of America and The Canadian Institute of Mining and Metallurgy;

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements of “qualified person” for the purposes of NI 43-101;

7.	I am responsible for the preparation of all sections of the technical report entitled “ Cordero Project, Chihuahua State, Mexico” (the “Technical Report”);

8.	I made a field examination of the Cordero project on February 2, 2011;

9.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not disclosed in the Technical Report, the omission to disclose which makes the Technical Report misleading;

10.	I am independent of the issuer applying all the tests in Section 1.4 of NI 43-101;

11.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form;

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in public company files on their websites accessible by the Public, of the Technical Report

Dated at North Vancouver this 9th day of February, 2011.

BAILEY GEOLOGICAL CONSULTANTS (CANADA) LTD.

APPENDIX 1

ANALYTICAL METHODOLOGY

1

Assay Procedure – ME-OG46

Ore Grade Elements by Aqua Regia Digestion Using
Conventional ICP-AES Analysis

Sample Decomposition:	HNO3-HCl Digestion (ASY-4R01)
Analytical Method:	Inductively Coupled Plasma - Atomic Emission
Spectroscopy (ICP - AES)*

Assays for the evaluation of ores and high-grade materials are optimized for accuracy and precision at high concentrations. Ultra high concentration samples (> 15 -20%) may require the use of methods such as titrimetric and gravimetric analysis, in order to achieve maximum accuracy.

A prepared sample is digested in 75% aqua regia for 120 minutes. After cooling, the resulting solution is diluted to volume (100 mL) with de-ionized water, mixed and then analyzed by inductively coupled plasma - atomic emission spectrometry or by atomic absorption spectrometry.

*NOTE: ICP-AES is the default finish technique for ME-OG46. However, under some conditions and at the discretion of the laboratory an AA finish may be substituted. The certificate will clearly reflect which instrument finish was used.

Element	Symbol	Units	Lower Limit	Upper Limit
Silver	Ag	ppm	1	1500

Arsenic	As	%	0.01	30

Cadmium	Cd	%	0.001	10

Cobalt	Co	%	0.001	20

Copper	Cu	%	0.001	40

Iron	Fe	%	0.01	100

Manganese	Mn	%	0.01	50

Molybdenum	Mo	%	0.001	10

Nickel	Ni	%	0.001	10

Lead	Pb	%	0.001	20

Zinc	Zn	%	0.001	60

Revision 02.02

22-Jan-09

Assay Procedure – ME-OG46

Ore Grade Elements by Aqua Regia Digestion Using
Conventional ICP-AES Analysis

Sample Decomposition:	HNO3-HCl Digestion (ASY-4R01)
Analytical Method:	Inductively Coupled Plasma - Atomic Emission
Spectroscopy (ICP - AES)*

Assays for the evaluation of ores and high-grade materials are optimized for accuracy and precision at high concentrations. Ultra high concentration samples (> 15 -20%) may require the use of methods such as titrimetric and gravimetric analysis, in order to achieve maximum accuracy.

A prepared sample is digested in 75% aqua regia for 120 minutes. After cooling, the resulting solution is diluted to volume (100 mL) with de-ionized water, mixed and then analyzed by inductively coupled plasma - atomic emission spectrometry or by atomic absorption spectrometry.

*NOTE: ICP-AES is the default finish technique for ME-OG46. However, under some conditions and at the discretion of the laboratory an AA finish may be substituted. The certificate will clearly reflect which instrument finish was used.

Element	Symbol	Units	Lower Limit	Upper Limit
Silver	Ag	ppm	1	1500

Arsenic	As	%	0.01	30

Cadmium	Cd	%	0.001	10

Cobalt	Co	%	0.001	20

Copper	Cu	%	0.001	40

Iron	Fe	%	0.01	100

Manganese	Mn	%	0.01	50

Molybdenum	Mo	%	0.001	10

Nickel	Ni	%	0.001	10

Lead	Pb	%	0.001	20

Zinc	Zn	%	0.001	60

Revision 02.02

22-Jan-09

Assay Procedure – ME-OG62

Ore Grade Elements by Four Acid Digestion Using
Conventional ICP-AES Analysis

Sample Decomposition:	HNO3-HClO4-HF-HCl Digestion (ASY-4A01)
Analytical Method:	Inductively Coupled Plasma - Atomic
Emission Spectroscopy (ICP - AES)*

Assays for the evaluation of ores and high-grade materials are optimized for accuracy and precision at high concentrations. Ultra high concentration samples (> 15 -20%) may require the use of methods such as titrimetric and gravimetric analysis, in order to achieve maximum accuracy.

A prepared sample is digested with nitric, perchloric, hydrofluoric, and hydrochloric acids, and then evaporated to incipient dryness. Hydrochloric acid and de-ionized water is added for further digestion, and the sample is heated for an additional allotted time. The sample is cooled to room temperature and transferred to a volumetric flask (100 mL). The resulting solution is diluted to volume with de-ionized water, homogenized and the solution is analyzed by inductively coupled plasma - atomic emission spectroscopy or by atomic absorption spectrometry.

*NOTE: ICP-AES is the default finish technique for ME-OG62. However, under some conditions and at the discretion of the laboratory an AA finish may be substituted. The certificate will clearly reflect which instrument finish was used.

Element	Symbol	Units	Lower Limit	Upper Limit
Silver	Ag	ppm	1	1500

Arsenic	As	%	0.01	30

Bismuth	Bi	%	0.01	30

Cadmium	Cd	%	0.0001	10

Cobalt	Co	%	0.001	20

Revision 03.04

22-Jan-09

Element	Symbol	Units	Lower Limit	Upper Limit
Chromium	Cr	%	0.002	30

Copper	Cu	%	0.001	40

Iron	Fe	%	0.01	100

Manganese	Mn	%	0.01	50

Molybdenum	Mo	%	0.001	10

Nickel	Ni	%	0.001	30

Lead	Pb	%	0.001	20

Zinc	Zn	%	0.001	30

Revision 03.04

22-Jan-09

APPENDIX 2

REVIEW OF CORDERO BLANK, STANDARD AND

“TWIN” ASSAYS

2

REVIEW OF CORDERO BLANK, STANDARD AND "TWIN" ASSAYS
OCTOBER 2010

DATA BASE

The QAQC data base supplied to IMC included the gold, silver, zinc and lead data base assays (copper was not included) along with 864 assays run on blanks, 4,385 assays (1,057 gold, 1,119 silver, 1,127 zinc and 1,082 zinc) run on five standards and 532 "twin" assays, each with a gold, silver, lead and zinc value. Sample numbers and assaying dates were also included. The data base assays were supplied as two separate variables - assays with detection limit values (e.g. >10,000), and reassays of material above detection limit. These variables were combined into a single variable in the IMC data base.

QAQC data base integrity has been improved since the June 2010 study, but the current review still identified 58 mislabeled standard and/or blank samples (49 standards, 11 blanks, 2 common). In 21 of these cases Standard 3 assays had been miscoded as Standard 4 assays or vice-versa. These miscodings were corrected in the data base. In seven of the remaining 37 cases the standard or blank assays had been entered in the data base columns and the data base assays in the adjacent blank or standard columns (e.g. C09-1, samples 832485 and 832492). It is possible that the assays have been transposed in this way in the other 30 cases, but where they have been transposed from and to could not be determined. These 37 cases were coded as "mislabeled" in the data base and not used in the analyses.

While these miscodings are not in themselves a serious problem, they do raise the possibility of entry errors in the data base assays, which so far as is known have not been checked. It is recommended that the data base assays be checked against assay certificates as soon as possible.

ASSAYS ON BLANKS

Table 1 summarizes the results of assays run on blanks. These include a total of 853 blank samples with the 11 mislabeled samples excluded (Note that the zero lead grade is a result of truncation. Lead values in the data base are given to only two decimal places.)

TABLE 1
SUMMARY OF BLANK ASSAY RESULTS
Gold		Silver		Zinc		Lead
Number	Grade g/t	Number	Grade g/t	Number	Grade %	Number	Grade %
718	0.002	662	0.1	802	<= 0.01	793	0.00
139	> 0.002	191	> 0.1	51	> 0.01	60	> 0.00
Mean all	0.003	853	0.21	853	0.012	853	0.001

In total 87% of the blank assays (2,975 of 3,412) return detection limit values, and mean grades remain close to detection limit values when all the blank assays are included.

3

A specific question was whether the blank assays provided evidence to suggest that crushers and pulverizers were not being properly cleaned before the next sample was prepared. This question was addressed by comparing the grades of blank assays with the grades of data base assays run at the same time, and the results for silver - which shows the highest fraction of above-detection limit blanks - are summarized in the Figure 1 class regression plot. There is a tendency for blank values to increase along with the data base assay values, but it is weak at best (R=0.3). If high-grade samples were significantly contaminating lower-grade samples owing to inadequate cleaning of equipment we would expect to see a stronger relationship.

FIGURE 1
CLASS REGRESSION PLOT, BLANK VS. DATA BASE ASSAYS

4

ASSAYS ON STANDARDS

Assays were run on five Standards with the following recommended grades:

Standard 1 (WCM Pb130):		Gold: NA	Silver: 82g/t	Zinc: 1.44%	Lead: 0.73%
Standard 2	(WCM Pb141):	Gold: NA	Silver: 173g/t	Zinc: 3.78%	Lead: 6.68%
Standard 3	(Geostat GLG304-4)	Gold: 121ppb	Silver: NA	Zinc: NA	Lead: NA
Standard 4	(Geostat GLG904-4)	Gold: 204ppb	Silver: NA	Zinc: NA	Lead: NA
Standard 5	(Geostat GBM309-2)	Gold: NA	Silver: 25g/t	Zinc: 1.92%	Lead: 0.205%

The approach commonly used in reviewing the results of assays run on standards is to compare the assays against the recommended grade of the standard, and this comparison is provided later in Table 3. In the Figures that summarize the results for individual standards, however, assays are plotted relative to the 95% confidence limits (mean +/- two standard deviations) of the "round robin" assays that were used to estimate the grade of the standard. This approach is adopted because the grade of the standard is never precisely known - it can be established only within limits of error that are sometimes quite large. It is also unrealistic to expect that a single lab will be able to match a recommended grade to within a percent or two. Even the round-robin labs do not match recommended grades this closely. (One of the four labs used to define the 3.78% recommended grade for Standard 2 zinc recorded a mean grade of 4.02% - six percent higher than the recommended grade, and one of the three labs used to establish the 0.73% recommended grade for Standard 1 lead recorded a mean grade of 0.69% - five percent lower.)

The 95% confidence limits for the five standards are summarized in Table 2. Means and standard deviations are calculated from individual assays for WCM Standards 1 and 2 and were listed by Geostat for Standards 3, 4 and 5.

TABLE 2
95% CONFIDENCE LIMITS ON STANDARD SAMPLES
		Round-robin Mean	St Deviation	95% Confidence Limits		Recommended grade
				High	Low
Standard 1	Silver g/t	82.0	2.8	87.7	76.3	82
Standard 1	Zinc %	1.43	0.02	1.47	1.39	1.44
Standard 1	Lead %	0.72	0.02	0.76	0.68	0.73
Standard 2	Silver g/t	173.2	3.3	179.7	166.7	173
Standard 2	Zinc %	3.81	0.13	4.08	3.54	3.78
Standard 2	Lead %	6.68	0.16	7.00	6.37	6.68
Standard 3	Gold ppb	121	13.4	148.3	94.5	121
Standard 4	Gold ppb	204	9.9	243.5	164.6	204
Standard 5	Silver g/t	25.0	1.6	28.2	21.8	25
Standard 5	Zinc %	1.92	0.04	2.08	1.76	19.2
Standard 5	Lead %	0.205	0.004	0.221	0.189	0.205

5

Standard 1

Figure 2 plots the mean grades of the gold, silver zinc and lead assays run on Standard I by month of assaying (assays were run in September and October, 2009 and in February through June, 2010). The black lines show the upper and lower 95% grade confidence bounds except in the case of gold, which was not defined as a standard in this sample.

FIGURE 2
ASSAYS ON STANDARD 1

The zinc and silver assays (barely) fall within the 95% grade confidence limits, but the lead assays fall slightly below, indicating a potential assaying problem with lead in this grade range. All four elements give assay grades that are consistent with time.

6

Standard 2

Figure 3 shows the gold, silver, zinc and lead plots for Standard 2. Gold is also not used in this standard either so again no confidence limits are plotted.

FIGURE 3
ASSAYS ON STANDARD 2

In Standard 2 silver and zinc fall generally within the grade confidence limits and lead recovers from anomalous to borderline. Again all elements give assay grades that are consistent with time.

7

Standards 3 and 4

Figure 4 shows the gold plots for Standards 3 and 4, which are low-grade gold standards that are not used as standards for silver, zinc or lead.

FIGURE 4
GOLD ASSAYS ON STANDARDS 3 AND 4

Both standards fall well within the rather wide grade confidence limits. However, there would seem to be no point in continuing to assay both because the grades are similar. The recommendation here would be to continue with Standard 4, which is the better-behaved of the two, and replace Standard 3 with a mid-grade (~1g/t) gold standard.

Standard 5

Figure 5 shows the gold, silver, zinc and lead plots for Standard 5.

8

FIGURE 5 (CONTINUED)

Here silver, zinc and lead all fall within the 95% grade confidence limits and are consistent with time. Gold assays are erratic, but gold is not used as a standard in this sample.

Summary of Standard Assay Results

Table 3 compares the mean grades of the assays run on the five standards against the recommended standard grades.

TABLE 3
SUMMARY OF STANDARD ASSAY RESULTS
	Standard	No. Assays	Mean Assay	Recommended	Assay/Recomm
			Grade	Grade	%
Gold	3	267	132	121	+9
	4	162	205	204	0
Silver	1	236	86.3	82	+5
	2	208	170.2	173	-2
	5	201	25.5	25	+2
Zinc	1	237	1.44	1.44	0
	2	216	3.73	3.78	-1
	5	157	1.92	1.92	0
Lead	1	237	0.68	0.73	-7
	2	216	6.40	6.88	-7
	5	201	0.20	0.205	-2

9

Assay means match the recommended standard grades to within 5% in all cases except Standard 3 gold and Standard 1 and 2 lead. Figure 4 indicates that the Standard 3 gold difference is not statistically significant, and it also shows close agreement between the assay mean and the recommended gold grade in Standard 4, which is not much higher in grade than Standard 3. Consequently the difference in Standard 3 gold is not considered a serious problem.````````````

The differences in lead do appear to be statistically significant (Figures 2 and 3), suggesting that the data base lead assays could be low-biased, but check assaying will be necessary to determine whether in fact they are. There are no apparent problems with silver or zinc.

An issue that should be addressed is the lack of mid- and higher-grade gold standards and a low-grade zinc standard. Higher-grade gold standards could be added retroactively by running round-robin assays on Standards 1 and 2 to define their gold grades, and there would be no technical objection to using these standards as gold standards because the repeatability of the gold assays run on them has been good (Figures 2 and 3). The mid-grade gold and low-grade zinc standards, however, would have to be purchased or prepared.

10

"TWIN" ASSAY COMPARISONS

The QAQC data base contains the results of 523 "twin" gold, silver, zinc and lead assays run on fresh pulps prepared from quarter-split core samples. The twin assays are compared against the original (data base assays) in the same intervals in the XY scatterplots shown in Figures 6 through 9.

FIGURE 6
"TWIN" VERSUS DATA BASE ASSAYS, GOLD

* XY PLOT   LINE WITH A SLOPE OF 1
DEPENDENT VARIABLE: twin_au   INDEPENDENT VARIABLE: aucomb
OPTIONS: through origin

variable	total cases	mean	std dev	minimum	maximum
twin_au	532	.83345E-01	.22085E+00	.25000E-02	.23700E+01
aucomb	532	.77327E-01	.18879E+00	.25000E-02	.17800E+01

standard error of estimate .1159 correlation coefficient .7248 twin_au = 1.000000 * aucomb

2.0
1.5
1.0
.5
twin_au
.5
1.0
1.5
2.0
combau

`

11

FIGURE 7
"TWIN" VERSUS DATA BASE ASSAYS, SILVER

12

FIGURE 8
"TWIN" VERSUS DATA BASE ASSAYS, ZINC

13

FIGURE 9
"TWIN" VERSUS DATA BASE ASSAYS, LEAD

The twin and data base assay means compare within 5% or better for silver, zinc and lead, and the 8% difference for gold falls to 2% when the outlier value in the top left-hand corner of Figure 6 - which is probably a mislabeling or keypunch error - is ignored (the interval is C09-6, 94-96m). Unfortunately, however, these comparisons do not validate the data base assays because both the data base and the twin samples were prepared and assayed by Chemex, meaning that they would not detect any potential problems in Chemex's sample preparation or analytical procedures.

14

What the Figures do show, however, is a large amount of scatter around the 1:1 line. (The small number of Chemex "reanal" samples, which are not considered here, show the same effect.) The generally good standard and blank assay repeatability suggests that this scatter is not caused by assaying. The likely explanation is erratically-distributed mineralization, but there are three other possible contributors:

●	Data entry problems. A brief review shows no obvious entry errors other than the gold outlier noted above, but it would be desirable to confirm this.

●	Small sample size. The twin assays were run on quarter-split instead of half-split core samples, and this will have resulted in more assay variance.

●
Poorly-homogenized samples. This can be checked by selecting +/- ten pulp samples that are broadly representative of the range of grades in the deposit and running +/- five assays on each. If the assays show large differences this will be diagnostic of a homogeneity problem. Further assaying can then be conducted to determine whether the problem originates in the rejects or the pulps. Sample preparation procedures can then be modified where necessary.

It should be noted that a high level of random scatter in repeat assay plots is not a problem in the global sense because it is cancelled out when large numbers of assays are averaged together to estimate grades in the block model. However, if assay scatter remains significant consideration might be given to going to a 3m assay interval, which would increase sample size and reduce assay variance without causing any significant loss of data. It would also lower sampling/assaying costs and turnaround times.

FUTURE QAQC WORK

The immediate requirement is to confirm that Chemex's sample preparation and assaying procedures are providing verifiable assay values. To do this it will be necessary to send the half-core reject samples from the 532 "twin" intervals to a check lab, have the check lab prepare fresh pulps from these rejects and assay these pulps. If these check assays compare well with the Chemex data base assays this will act as a robust and independent validation of Chemex's assaying and sample preparation procedures. If they do not further work will have to be done to determine where the problem lies.

Regardless of the results of this work, check assays run by an independent lab should be an essential part of the future QAQC program, and the these assays should be run on fresh pulps prepared from rejects in order to validate both sample preparation and assaying procedures. (Note that running check assays on Chemex pulps will not validate Chemex's sample preparation procedures.)

Up to this point approximately every 20th sample (532 of 11,285) has been reassayed, and it would be acceptable to run check assays on every 20th sample in the future. The same 20-sample interval would also probably be acceptable for standards, which have been inserted approximately every 10th sample (1,181 of 11,285) and blanks, which have been inserted approximately every 13th (853 of 111,285).

The "twin" assays will be superseded by the check assays and will no longer be needed. An alternative would be to have Chemex run duplicate assays on every 20th pulp. This would provide an additional check on assay repeatability, and it would also provide three assay values in each 20th interval - the Chemex original, the Chemex duplicate and the independent lab check assay.

Finally, a critical element in any QAQC program is that someone review the assay results as they come in. In the writer's experience this often does not happen because project staff are too deeply involved in drilling and other related activities. The result is that problems are not identified until after the assaying is complete, which largely frustrates the purpose of having a QAQC program.

15

DETAIL INSET
EL SANTO JOB
T-213841
UNIF. CORDERO
T-171994
AIDA
T-163184
SERGIO
T-214685
BERTA
LA UNIDAD
T-178498
LA UNIDAD DOS
T-212981
JOSEFINA
T-172145
SAN PEDRO
CATAS DE PLATEROS
SAN OCTAVIO
TODOS SANTOS
ARGENTINA
SANSON FRACC I
SANSON FRACC II
0 1 km
Projection: UTM Zone 13, Datum: NAD27
0 5 km
SANSON II
T - 231281
TITAN I
E-16/38746
T-235090
SANSON I
T - 231280
SANSON
T - 230434
See detail inset
LA IRMITA
T-225040
TITAN
E-16/38745
T-235089
A. San Juan
A. El Carrasco
24
N
3030000mN
3025000mN
3020000mN
3015000mN
3010000mN
435000mE
440000mE
445000mE
450000mE
442000mE
443000mE
444000mE
445000mE
3015000mN
3014000mN
3013000mN
3012000mN
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
LAND MAP
Figure 2
February 2011

16

17

3018000 mN
3016000 mN
3014000 mN
3012000 mN
3010000 mN
436000mE
438000mE
440000mE
442000mE
444000mE
446000mE
N
LEGEND
Ag (ppm)
Soils
> 16
12 to 16
8 to 12
5 to 8
3 to 5
< 3
A. San Juan
LA IRMITA
T-225040
TITAN
E-16/38745
T-235089
SANSON
T - 230434
A. El Carrasco
Projection: UTM Zone 13, Datum: NAD27
0
2 km
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
SOIL MAP - Ag
Figure 7
February 2011

18

3018000 mN
3016000 mN
3014000 mN
3012000 mN
3010000 mN
436000mE
438000mE
440000mE
442000mE
444000mE
446000mE
N
LEGEND
Au (ppm)
Soils
> 0.15
0.11 to 0.15
0.07 to 0.11
0.03 to 0.07
0.01 to 0.03
< 0.01
A. San Juan
LA IRMITA
T-225040
TITAN
E-16/38745
T-235089
SANSON
T - 230434
A. El Carrasco
Projection: UTM Zone 13, Datum: NAD27
0
2 km
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
SOIL MAP - Au
Figure 8
February 2011

19

3018000 mN
3016000 mN
3014000 mN
3012000 mN
3010000 mN
436000mE
438000mE
440000mE
442000mE
444000mE
446000mE
N
LEGEND
Pb (ppm)
Soils
> 1,700
1,200 to 1,700
700 to 1,200
300 to 700
70 to 300
< 70
A. San Juan
LA IRMITA
T-225040
TITAN
E-16/38745
T-235089
SANSON
T - 230434
A. El Carrasco
Projection: UTM Zone 13, Datum: NAD27
0
2 km
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
SOIL MAP - Pb
Figure 9
February 2011

20

LEGEND
Zn (ppm)
Soils
> 1,600
1,200 to 1,600
800 to 1,200
400 to 800
100 to 400
< 100
3018000 mN
3016000 mN
3014000 mN
3012000 mN
3010000 mN
436000mE
438000mE
440000mE
442000mE
444000mE
446000mE
N
A. San Juan
LA IRMITA
T-225040
TITAN
E-16/38745
T-235089
SANSON
T - 230434
A. El Carrasco
Projection: UTM Zone 13, Datum: NAD27
0
2 km
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
SOIL MAP - Zn
Figure 10
February 2011

21

3018000 mN
3016000 mN
3014000 mN
3012000 mN
3010000 mN
436000mE
438000mE
440000mE
442000mE
444000mE
446000mE
N
LEGEND
As (ppm)
Soils
> 360
280 to 360
200 to 280
120 to 200
30 to 120
< 30
A. San Juan
LA IRMITA
T-225040
TITAN
E-16/38745
T-235089
SANSON
T - 230434
A. El Carrasco
Projection: UTM Zone 13, Datum: NAD27
0
2 km
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
SOIL MAP - As
February 2011
Figure 11

22

ms
> 53
48 - 53
43 - 48
38 - 43
33 - 38
28 - 33
24 - 28
20 - 24
16 - 20
13 - 16
10 - 13
7 - 10
5 - 7
3 - 5
2 - 3
< 2
N
Meters
Legend
441000
442000
443000
444000
445000
3016000
3015000
3014000
3013000
27:16N
27:15N
105:35W
105:34W
105:33W
23000N
22000N
21000N
18000E
17000E
19000E
20000E
3600N
3000N
2400N
1800N
1200N
3000E
2400E
1800E
1200E
600E
0E
10000N
11000N
12000N
4000E
5000E
LEVON RESOURCES LTD.
Cordero Project
Hidalgo de Parral, Chihuahua, Mexico
3D Inversion Model
of
Interpreted Chargeability (ms)
Planmap
Depth 100m Below Topography
SJ Geophysics Ltd.

23

ohm-m
> 2365
1610 - 2365
1095 - 1610
745 - 1095
505 - 745
345 - 505
235 - 345
160 - 235
110 - 160
75 - 110
50 - 75
< 50
441000
442000
443000
444000
445000
3016000
3015000
3014000
3013000
27:16N
27:15N
105:35W
105:34W
105:33W
23000N
22000N
21000N
3600N
3000N
2400N
1800N
1200N
18000E
17000E
L16000E
19000E
20000E
15000E
14000E
12000N
11000N
10000N
3000E
2400E
1800E
1200E
600E
0E
SJ Geophysics Ltd.
LEVON RESOURCES LTD.
Cordero Project
Hidalgo de Parral, Chihuahua, Mexico
3D Inversion Model
of
Interpreted Resistivity (ohm-m)
Planmap
Depth 100m Below Topography

24

441000
442000
443000
444000
445000
3016000
3015000
3014000
3013000
27:16N
27:15N
105:35W
105:34W
105:33W
1560
1570
23000N
22000N
21000N
18000E
20000E
19000E
17000E
L16000E
3600N
3000N
2400N
1800N
1200N
3000E
2400E
1800E
1200E
15000E
14000E
1800E
1200E
600E
0E
10000N
11000N
12000N
ms
> 53
48 - 53
43 - 48
38 - 43
33 - 38
28 - 33
24 - 28
20 - 24
16 - 20
13 - 16
10 - 13
7 - 10
5 - 7
3 - 5
2 - 3
< 2
N
Meters
LEVON RESOURCES LTD.
Cordero Project
Hidalgo de Parral, Chihuahua, Mexico
3D Inversion Model
of
Interpreted Chargeability (ms)
Planmap
Depth 300m Below Topography
SJ Geophysics Ltd.

25

ohm-m
> 2365
1610 - 2365
1095 - 1610
745 - 1095
505 - 745
345 - 505
235 - 345
160 - 235
110 - 160
75 - 110
50 - 75
< 50
441000
442000
443000
444000
445000
3016000
3015000
3014000
3013000
27:16N
27:15N
105:35W
105:34W
105:33W
23000N
22000N
21000N
18000E
17000E
L16000E
19000E
20000E
15000E
14000E
12000N
11000N
10000N
3600N
3000N
2400N
1800N
1200N
3000E
2400E
1800E
1200E
600E
0E
SJ Geophysics Ltd.
LEVON RESOURCES LTD.
Cordero Project
Hidalgo de Parral, Chihuahua, Mexico
3D Inversion Model
of
Interpreted Resistivity (ohm-m)
Planmap
Depth 300m Below Topography

26

435000mE
440000mE
445000mE
450000mE
N
3020000mN
3015000mN
3010000mN
Magnetics
TITAN I
E-16/38746
T-235090
SANSON I
T - 231280
SANSON
T - 230434
LAURMITA
T-225040
TITAN
E-16/38745
T-235089
24
A. San Juan
A. San Juan
A. El Carrasco
Projection: UTM Zone 13, Datum: NAD27
0
2 km

Levon Resources Ltd.

CORDERO PROJECT

CHIHUAHUA, MEXICO

AIRBORNE MAGNETICS

Figure 16

February 2011

27

435000mE
440000mE
445000mE
450000mE
N
3020000mN
3015000mN
3010000mN
TITAN I
E-16/38746
T-235090
SANSON I
T - 231280
SANSON
T - 230434
LA IRMITA
T-225040
TITAN
E-16/38745
T-235089
Resistivity
24
A. San Juan
A. San Juan
A. El Carrasco
Projection: UTM Zone 13, Datum: NAD27
0
2 km
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
AIRBORNE RESISTIVITY
(930 Hz)
Figure 17
February 2011

28

435000mE
440000mE
445000mE
450000mE
N
3020000mN
3015000mN
3010000mN
Th/K
TITAN I
E-16/38746
T-235090
SANSON I
T - 231280
SANSON
T - 230434
LA IRMITA
T-225040
TITAN
E-16/38745
T-235089
24
A. San Juan
A. San Juan
A. El Carrasco
Projection: UTM Zone 13, Datum: NAD27
0
2 km
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
AIRBORNE Th/K
Figure 18
February 2011

29

DETAIL INSET
SECTION 442650E
SECTION 443340E
3014500 mN
3014000 mN
442500mE
443000mE
443500mE
0 250 m
3030000mN
3025000mN
3020000mN
3015000mN
3010000mN
435000mE
440000mE
445000mE
450000mE
See detail inset
A. San Juan
A. El Carrasco
24
LEGEND
2009-2011 Drill hole
Historic (pre-2009) Drill Hole
Projection: UTM Zone 13, Datum: NAD27
0 5 km
Levon Resources Ltd.
CORDERO PROJECT
CHIHUAHUA, MEXICO
DRILL PLAN MAP
February 2011

Figure 19

30

missing35

31

LEVON RESOURCES LTD.
Cordero Property
North Porphyry Zone
Drillhole Section 443340E
Looking West
Silver g/t Histograms

32

LEVON RESOURCES LTD.
Cordero Property
North Porphyry Zone
Drillhole Section 443340E
Looking West
Lead (ppm) Histograms

33

LEVON RESOURCES LTD.
Cordero Property
North Porphyry Zone
Drillhole Section 443340E
Looking West
Zinc (ppm) Histograms

34

35

36

37

38

N
W
E
S
LEGEND
CORDERO PORPHYRY ZONE
AIDA T-163184
POZO DE PLATA DIATREME
DOS MIL DIEZ DIATREME
LEVON RESOURCES LTD.
CORDERO PROJECT
PLAN OF
PROPOSED DRILL HOLES
CORDERO DOME AREA
METRES

39